April 14, 2008

To Whom It May Concern:

The Firm of Chang G. Park, CPA consents to the inclusion of our report of February 8, 2008 on the audited consolidated financial statements of Cal Alta Auto Glass, Inc., as of Decemer 31, 2007 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.

Very truly yours,
/S/ Chang G. Park
Chang G. PArk, CPA